

Mail Stop 4631

July 21, 2009

Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

      RE: Snap-On Incorporated
               Form 10-K for the fiscal year ended January 3, 2009
               Filed February 18, 2009
               File #1-7724

Dear Mr. Ellen:

      We have reviewed your response letter dated June 24, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement Filed March 10, 2009

Executive Compensation, page 19
Compensation Discussion and Analysis, page 19
Total Direct Compensation—Cash and Incentive, page 22
Annual Incentives, page 23

   1. We note your response to comment two in our letter dated May 21, 2009. Please
       provide us with a more detailed analysis as to why you would suffer competitive
       harm if you disclosed the business unit financial targets. Please focus your
       analysis on the issues you identify in the first two paragraphs of the "Competitive
       Harm" section of Annex A to your letter dated June 24, 2009.

                     *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant